Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Compensation Committee of the Board of Directors of C. R. Bard, Inc.:

We consent to the incorporation by reference in registration statements (Nos. 333-51793, 333-135098 and 333-151740) on Form S-8 of C. R. Bard, Inc. of our report dated March 22, 2012 with respect to the statements of net assets available for benefits of the 1998 Employee Stock Purchase Plan of C. R. Bard, Inc., as Amended and Restated, as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2011, which report appears in the December 31, 2011 Annual Report on Form 11-K of the 1998 Employee Stock Purchase Plan of C. R. Bard, Inc., as Amended and Restated.

/s/ KPMG LLP

Short Hills, New Jersey

March 22, 2012